Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 7, 2014

PJ Hamidi

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 1 to Current Report on Form 8-K/A

Filed November 27, 2013

File No. 0-54834

Dear Mr. Hamidi:

I am writing on behalf of Woodgate Energy Corporation (the “Company”). The Company is in receipt of your recent comment letter dated December 23, 2013 with respect to the above-referenced filings.

We are still working to address the outstanding comments regarding the Form 8-K/A. The Company plans to submit its comment responses and the amended document (Amendment No. 2 to its Form 8-K/A) on or prior to Tuesday, February 11, 2014 (as we were unable to file this document today, as previously anticipated).

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates